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                            August 31, 2023

       Wei Wen Kelvin Chen
       Chief Executive Officer
       EUDA Health Holdings Limited
       1 Pemimpin Drive #12-07
       One Pemimpin Singapore 576151

                                                        Re: EUDA Health
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 4,
2023
                                                            File No. 333-268994

       Dear Wei Wen Kelvin Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed August 4,
2023

       Cover Page

   1. We note your response to previous comment 1 and re-issue the comment in part. We note your reference to
"1,600,000 ordinary shares issued to two accredited investors pursuant to certain amendments
to Forward Purchase Agreements in June 2023 in full satisfaction of any fees or other
obligations the Company may have under the original Forward
                                                        Purchase Agreements."
Please revise to state the valuation of the shares that were issued or otherwise explain
how you arrived at 1,600,000 ordinary shares as consideration for the satisfaction of any
fees or obligations under the Forward Purchase Agreements.
   2. We note that the Convertible Note Shares you are registering consist of an indeterminate number of ordinary
shares issuable upon the conversion of convertible notes in an
 Wei Wen Kelvin Chen
FirstName LastNameWei   Wen Kelvin Chen
EUDA Health   Holdings Limited
Comapany
August 31, NameEUDA
           2023        Health Holdings Limited
August
Page 2 31, 2023 Page 2
FirstName LastName
         aggregate principal amount of $2,413,125. Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. In this regard, we note your disclosure in footnote (1) to the Selling Shareholders table that "Convertible Notes with conversion prices that are variably determined by the volume weighted average price of our ordinary shares are assumed to convert at a rate equal to $0.56 per share, the average of the high and low prices for our ordinary shares on August 1, 2023." Please revise the registration statement to register a reasonable good-faith estimate of the maximum number of shares necessary to cover conversions of the Convertible Notes. If the estimate turns out to be insufficient, the Company must file a new registration statement to register the additional shares for resale. For guidance, please refer to Compliance and Disclosure Interpretations,
         Securities Act Rules, Question 213.02.
Prospectus Summary
Securities in this Offering, page 8

3. We note your response to previous comment 8 and re-issue the comment in part. We specifically refer to your statement that "[a]lthough the selling shareholders may experience a positive rate of return based on the trading price at the time they sell their ordinary shares, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the prices at which such public shareholders purchased their ordinary shares and the trading price." With respect to the
         1,437,500 ordinary shares issued in private placements on January 21, 2021 and February
         5, 2021 for an aggregate purchase price of $25,000 and any other shares issued for per share consideration that is materially lower than the current trading price of your common stock, please expand on this statement to disclose the potential profit the selling securityholders would earn from the sale of their shares based on the current trading price of your common stock.
Risk Factors
EUDA previously identified material weaknesses in the Company   s internal
control over
financial reporting..., page 26

4. We note your statement that "EUDA may be unable to report the Company s financial results accurately on a timely basis..." We also note that prior to your determination that you qualify as a "foreign private issuer," you did not timely file a Form 10-K for the year ended December 31, 2022 and a Form 10-Q for the quarter ended March 31, 2023. Please revise your risk factor to state that you did not timely file these reports and that you may not be able to file timely reports in the future.
Index to Financial Statements, page F-1

5. We note that you have not included interim financial statements in the amended
         Registration Statement but, prior to your determination that you qualify for "foreign
 Wei Wen Kelvin Chen
EUDA Health Holdings Limited
August 31, 2023
Page 3
      private issuer" status, you filed a Form 10-Q for the quarter ended March 31, 2023.
      Pursuant to Item 4.a of Form F-1 and Item 8.A.5 of Form 20-F, "[i]f, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document." Please revise your Registration
      Statement to include your previously published interim financial information or explain to us why you are not required to do so.
       Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameWei Wen Kelvin Chen                      Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameEUDA Health Holdings Limited
                                                           Services
August 31, 2023 Page 3
cc:       Jane Tam, Esq.
FirstName LastName